SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.

                            FORM U-57

         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended

                     Central Costanera S.A.
                  _____________________________
                (Name of foreign utility company)



              Entergy Power Development Corporation
              _____________________________________
         (Name of filing company, if filed on behalf of
                   a foreign utility company)



        The Commission is requested to mail copies of all communications relating to this Notification to:



Thomas C. Havens, Esq.         Frederick F. Nugent, Esq.
Jones, Day, Reavis & Pogue     Entergy Enterprises, Inc.
222 East 41st Street           c/o Entergy Wholesale
New York, New York  10017        Operations
                               20 Greenway Plaza
                               Houston, Texas  77046

      Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation, hereby notifies the Securities and Exchange Commission that Central Costanera S.A. ("Costanera") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act").

Item 1.   Name, Business Address, Facilities and Ownership.

A. The name and business address of the company claiming FUCO status is:

           Central Costanera S.A.
           Avenida Espana 3301
           (C1107ANA) Ciudad Autonoma de Buenos Aires
           Republica Argentina

      Central Costanera S.A. owns and operates an electric generating station located in Buenos Aires, Argentina, consisting of nine natural gas/oil-fired generating units with a total installed capacity of 2,311 MW, including a combined-cycle power plant comprised of two gas turbine generator units with corresponding duct-fired boilers and steam turbines. Entergy Corporation owns indirectly a 6% interest in Costanera through its subsidiary, Entergy S.A., a FUCO under the Act.

    The following persons (other than Entergy Corporation and its subsidiaries) currently own a 5% or more voting interest in
Costanera:  (a) Endesa Argentina S.A. (51.33%); and (b) KLT
Power, Inc. (12%).

Item 2.   Domestic Associate Public-Utility Companies of
          Costanera and their Relationship to Costanera.

   There are no domestic associate "public-utility companies" of Costanera within the meaning of the Act.


EXHIBIT A.     State Certification.

                 Not applicable.



                            SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY POWER DEVELOPMENT
                              CORPORATION


                              By: /s/ Frederick F. Nugent
                                 Frederick F. Nugent
                                 Vice President


Dated:  March 21, 2002